July 20, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn: Edward M. Kelly, Esq.

RE:
SinoCoking Coal and Coke Chemical Industries, Inc. Registration Statement on Form S-1 Filed May 11, 2010 (File No. 333-166720); Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Subsequent Exchange Act Reports (File No. 1-15931)

Dear Mr. Kelly:

On behalf of SinoCoking Coal and Coke Chemical Industries, Inc. (the “Company” or “SinoCoking”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in a letter dated June 7, 2010.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company.

1.	Please amend your filing to provide updated financial information for the period ended March 31, 2010.

Response:  The Company has updated the financial information in the Form S-1 to include the period ended March 31, 2010.  The amended Form S-1 registration statement is referred to throughout this response letter as “Amendment No. 1”.

2.
Please tell us what consideration you have given to including pro forma financial information. It appears that you should include a pro forma income statement for the year ended June 30, 2009 as well as the most recent nine-months ended March 31, 2010.  Please revise as appropriate.

Edward M. Kelly, Esq.
Securities and Exchange Commission
July 20, 2010

Response: Per Regulation S-X Article 11, a narrative description of the pro forma effects of the Acquisition can be represented where a limited number of pro forma adjustments are required and those adjustments are easily understood.  The Company, previously named “Ableauctions.com., Inc.”, transferred all of its pre-acquisition assets and liabilities to a liquidating trust for the benefit of the pre-Acquisition shareholders of the Company on February 5, 2010, the closing date of the Acquisition.  Accordingly, from and after February 5, 2010, the Company had no other assets, liabilities, and business activities other than that of Top Favour (BVI), the accounting acquirer, and its subsidiary and variable interest entities. The historical financial statements for periods prior to February 5, 2010 are those of Top Favour (BVI) except that the equity section and earnings per share have been retroactively restated to reflect the reverse acquisition. Accordingly, the Company did not present separate pro forma financial statements for the year ended June 30, 2009.

The transactions were completed on February 5, 2010.  The operation results from the acquisition date February 5, 2010 through March 31, 2010 had been included in the consolidated statements of operation for the nine-months ended March 31, 2010.  Therefore, the Company believes a pro forma income statement for the nine months ended March 31, 2010 is not needed.

Prospectus Summary, page 2

3.
We note your disclosure that the summary contains “basic information” about you and your securities.  Please revise this disclosure to clarify that the summary provides a brief overview of the key aspects of your business and the offering.  See Item 503(b) of Regulation S-K.

Response:  In response to this comment, on page 2 of Amendment No. 1 we have revised our disclosure to clarify that the summary provides a brief overview, as noted in the comment above.

Our Business, page 2

Recent $44 Million Private Placement Financing, page 2

4.
We note your disclosure on page 3 that you “agreed to undertake commercially reasonable efforts to register the ... warrants issued to the non-U.S. investors in the financing.”  Please revise this disclosure as necessary to clarify here and elsewhere in the prospectus whether the registration obligation covers the warrants or the shares of common stock underlying the warrants.

Response:  In response to this comment, we have revised the applicable disclosure to clarify on page 3 and elsewhere that the registration statement covers the shares underlying the warrants, and not the warrants themselves.

Edward M. Kelly, Esq.
Securities and Exchange Commission
July 20, 2010

Risk Factors, page 5

5.
We note your statement regarding the PRC government’s concern for safety in the coal mining industry. In an appropriate section of your filing, please include a discussion of your safety performance referencing your safety programs and statistical measures your organization utilizes to monitor performance, such as occupational fatality and injury frequency rates.  Please expand your discussion related to safety and health to include these occupational injury and frequency statistics, comparisons to comparable national statistics, and your performance as demonstrated by these rates.

Response:  In response to this comment, we have added the following disclosures to page 40 of Amendment No. 1:

SinoCoking's management believes that the Company is in material compliance with all laws and regulations that are applicable to it, including safety laws and regulations.  SinoCoking’s mining operations employ an automatic hazard detection system as required by the PRC government, which includes air monitoring, automatic power shut-down, and underground worker tracking systems.  Companies with mining operations are required to report violations or mining incidents and casualties to the government authorities.  Since inception, except for ordinary and minor injuries, SinoCoking has suffered no major accidents and no casualties in connection with its mining operations, and SinoCoking has not suffered any reportable incident.  Under PRC law, companies with mining operations are subject to random and periodic safety inspections by government mine regulators.  Since inception, SinoCoking has not been found to be in material violation of any mining regulations.  As we have no record of violations or mining incidents, management considers our safety record to be excellent.”

A large portion of our current revenue is derived from relatively few customers, page 9

6.	Please quantify the amount of revenue received from SinoCoking’s four major customers in fiscal 2009. We note the disclosure on page 36.

Response:  In response to this comment, we have added further disclosure regarding the percentages of our revenue derived from our four major customers in fiscal 2009, as follows:

Edward M. Kelly, Esq.
Securities and Exchange Commission
July 20, 2010

SinoCoking sells all of its products within China.  Its four biggest customers collectively accounted for approximately 65.25% of SinoCoking’s total sales revenue in fiscal 2009 as follows:

●	Wuhan Tieying Trading Co., Ltd. accounted for approximately $14.90 million in revenue, representing approximately 29% of total sales;

●	Hunan Loudi Zhongyuan Trading Co., Ltd. accounted for approximately $6.80 million in revenue, representing approximately 13.24% of total sales;

●	Wuhan Zhengtong Industry & Trading Co., Ltd. accounted for approximately $6.28 million in revenue, representing approximately 12.22% of total sales; and

●	Hengyang Guanxiang Material Co., Ltd. accounted for approximately $5.55 million in revenue, representing approximately 10.79% of total sales.

7.
Please revise your disclosure to address the government regulations applicable to your business.  In this regard, we note your disclosures on page 85 about government mining safety policies and in note 1 to the financial statement about the various licenses necessary to operate your business.

Response:  In response to this comment, we have added the following disclosures to page 38 of Amendment No. 1 under the subheading “Regulation”:

SinoCoking operates in an industry that is highly regulated by local, city and provincial government authorities in the PRC.  Applicable regulations include those relating to safety, production, environmental, energy use and  labor.   While it is not practicable to summarize all applicable laws, the following is a list of names of significant laws and regulations that apply to our business:

Laws and regulations concerning safety of coal mines:

●	Law of Mine Safety

●	Production Safety Law, which applies to production activities in general.

●	Law of the Coal Industry

●	Regulations on Coal Mine Safety Supervision and Inspection

●	Regulations on Coal Mine Explosives Control

●	Special Provisions for the Prevention of Coal Mine Incidents

●	Requirements for Basic Production Conditions for Coal Mines

Edward M. Kelly, Esq.
Securities and Exchange Commission
July 20, 2010

●	Penalties for Coal Mine Safety Violations

●	Penalties for Production Safety Violations

Laws and regulations concerning environmental protection and energy conservation:

●	Law of the Prevention and Control of Solid Waste Environmental Pollution, which applies to entities whose production activities may generate pollutive solid waste.

●	Law of the Prevention and Control of Atmospheric Pollution, which set restrictions in coal burning and emissions that cause air pollution.

●	Mineral Resources Law, which regulates the extraction of mineral resources including coal.

●	Law Regarding the Prevention and Control of Water Pollution, which regulates pollution of underground water caused by mining activities.

●	Land Administration Law, which restricts mining activities on agricultural land.

●	Law of Prevention and Control of Radioactive Pollution, which regulates and prohibits the release of radioactive pollution caused by certain mining activities.

●	Laws of Water and Soil Conservation, which regulates mining activities with the aim of preventing soil erosion.

●	Environmental Protection Law, which contains certain general provisions that apply to the operation of coal mines.

Laws and regulations concerning labor:

●	Labor Law, which protects workers, and contains provisions that apply to a broad range of industry including the mining industry.

Contractual Arrangements with Hongli Group and its Owners, page 25

8.	Please identify the owners of Hongli Group.

Response:  In response to this comment, below are the names of the holders of record of the registered share capital of Henan Province Pingdingshan Hongli Coal and Coke Co., Ltd. (“Hongli”), a PRC company, all of whom are PRC nationals:

Edward M. Kelly, Esq.
Securities and Exchange Commission
July 20, 2010

Jianhua Lv	83.66%
Xin Zheng	6.44%
Guoxiang Song	4.95%
Wenqi Xu	4.95%

Mr. Lv is the Chief Executive Officer and Chairman of the board of directors of SinoCoking.

The beneficial owner of Hongli, through the VIE agreements as discussed on pages 25-26 of the Amendment No. 1, is Hongyuan Energy Science and Technology Development Co., Ltd. (“Hongyuan”), a wholly foreign owned entity 100% owned by Top Favour Limited.

Operating Agreement, page 26

9.	Disclosure indicates that the operating agreement's term is the maximum period of time permitted by law. Please specify the maximum period of time permitted by law.

Response:  In response to this comment we note that under current PRC Contract Law, there is no limitation on the term of an operating agreement.  As long as the operating agreement is not terminated or discharged according to contract or operation of the laws and contractual parties still exist, no limitation on the term of the operating agreement is imposed by PRC law.  It cannot be predicted, however, whether the PRC government will issue new laws and regulations which may limit the term of the operating agreement in the future.

Principal Products, page 28

10.
The annual production you list here for coke and coal tar do not match the production volumes found on pages 31 and 32.  Please explain these discrepancies to your reported production tonnage and correct if necessary, distinguishing these production volumes from your sales volumes.  In addition, it would be helpful to label your designated tons as tonnes to distinguish them as metric tons in this filing.

Edward M. Kelly, Esq.
Securities and Exchange Commission
July 20, 2010

Response:  In response to this comment, we have corrected the disclosure on page 28 to read as follows:  “During the fiscal year ended June 30, 2009, we produced approximately 154,648 metric tons (“tons”) of coke, 245,773 tons of raw coal and 7,510 tons of coal tar.”   In addition, we have used the term “tonnes” throughout the prospectus to denote metric tonnes.

Coal Mining Operations, page 28

11.
You reference four separate coal mines that you own, the Yongshun, Tanglishu, Liangshuiquan, and Zhaoxi mines.  Elsewhere in your filing you refer to the three mines that you acquired.  Please clarify your ownership of these mines and their status, i.e., does your secondary mine operate or does it just provide emergency access and serve ventilation purposes.

Response:  We acquired four mines, which were subsequently consolidated in 2006, under a single mining permit.  Although commonly known as the “Baofeng” mine, the name of the consolidated mine under our mining permit is “Hongchang Mine”, and accordingly we have replaced the name of this mine where it appears throughout the prospectus to reflect the name appearing in our permit.  In addition, we have disclosed on page 39 of Amendment No. 1 that the consolidated mines are adjacent, and share common passageways and mine shafts.  Currently, we operate the consolidated Hongchang Mine as one unified mining operation, and in accordance with our mining permit, the Hongchang Mine is considered to be a single consolidated mine.

Coal Trading, page 29

12.	Please list the amounts of your external coal purchases for fiscal year 2006 through 2009.

Response:  In response to this comment, we have added a table disclosing the amounts of our external coal purchases for fiscal 2006 through the first nine months of fiscal 2010.

Raw Coal Sales, page 34

13.
Please explain the origin of the raw coal sales amounts, clarifying whether these amounts are related to external sales, internal sales, or a combination of the two.  For example, your 2009 total mine production and external coal purchases do not approximate your raw coal sales, nor does your washed coal.

Edward M. Kelly, Esq.
Securities and Exchange Commission
July 20, 2010

Response:  In the first asterisk below the Raw Coal Sales table on page 34, we had added a clarification that the figures presented exclude any raw coal used internally in SinoCoking’s operations as raw material to produce washed coal and coke.  We note that total mine production plus purchased coal from third parties may not necessarily correlate with coal sales in any given year, since raw coal may be used internally to produce washed coal and coke, and in some years we may accumulate or sell off inventory.

Real Property and Leasehold Property, page 38

14.
Disclosure that SinoCoking has freely transferable land use rights for a term of 50 years appears inconsistent with disclosure under “Land use rights, net” on pages F-11 and F-36 that the contractual period of the rights is 36 years.  Please reconcile the disclosures.

Response:  In response to this comment we have reconciled the term of the land use rights, which is 36 years.  Additionally, we have deleted reference to a term for our option to acquire land use rights for an additional 1.27 million square meters of industrial-zoned land in Baofeng County, as the time period for such land use rights is not determinable until the option is exercised.

Background data, page 41

15.	We note your mine production data in this section does not correspond to your mine production previously provided on page 29. Please modify your filing and correct these production estimates.

Response:  In response to this comment, we have corrected the coal production estimates appearing in the table on page 29 of Amendment No. 1, to read as follows (which is consistent with the mine production data provided on page 41):

The annual coal production volumes of the Baofeng Mines for the years ended June 30, 2006 to December 31, 2009, are as follows:

Fiscal Year	Annual Production (Tons)
2006	131,148
2007	103,832
2008	200,188	*
2009	245,773
2010**	188,883

*
While production volume during fiscal 2008 exceeded the amount specified on SinoCoking’s coal production permit, such practice is common in Henan Province, and was accepted by the government because the mining right for the extracted coal and taxes from sales of such coal were paid.

**	Includes the partial year from 6/30/2009 to 3/31/2010.

16.
Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined.  If this is the case, please include a statement to that effect.  Absent this condition, proven and probable reserves should be segregated.

Response:  The difference in the degree of assurance between the two classes of reserves cannot be readily defined.  Accordingly, we have combined the reported quantity of proven and probable reserves in our mining operations disclosure.  A statement to this effect has been added to page 41 of Amendment No. 1.

17.
We note your proven and probable reserves are the in-place reserves as authorized by your mining permit based on a report dated November 2005 as issued by your provincial mining authorities, the Regional Geological Survey Team of the Henan Bureau of Geology and Mineral Exploration and Development.  Please label your reserves as in-place reserves as of that date, not as of December 31, 2009.  Please clarify that the recoverable coal estimate of 1.22 million tons are proven and probable reserves and the date, this estimate defined your reserve.

Response:  In response to this comment, we have revised our disclosures to clarify that our reported reserves are in-place reserves as of November 2005, and that the estimate created on such date has defined our reported proven and probable reserves.  We have deleted the reference to the date December 31, 2009.

18.	Please clearly state your remaining recoverable proven and probable coal reserves along with the date of the estimate and your estimated remaining mine life, based on current production levels.

Edward M. Kelly, Esq.
Securities and Exchange Commission
July 20, 2010

Response: In response to this comment, we have revised our disclosures on page 45 of Amendment No. 1 to include the following: “As of March 31, 2010, a total of 869,224 tonnes out of the estimated 1,215,100 tonnes of recoverable reserves have been extracted from the Hongchang Mine.  Based on the estimated 1.22 million tonnes of proven and probable reserves that are recoverable per the 2005 Mining Report, the Hongchang Mine has an additional 345,000 tones of recoverable coal remaining, and at current extraction rates the Hongchang Mine is expected to exhaust its reserves by the end of 2010.  The Company anticipates that additional geological studies will be conducted for the Hongchang Mine to determine the extent to which additional recoverable in-place reserves are present at the site.”

Selling Security Holder Table, page 45

19.
Please refer to footnotes (3) and (328).  Please clarify whether the selling security holders are broker-dealers or affiliates of broker-dealers.  For each selling security holder that is a broker-dealer’s affiliate, add representations to the prospectus that the broker-dealer’s affiliate:

●	Purchased the securities to be resold in the ordinary course of business.

●	Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If a selling security holder cannot make these representations, the prospectus should disclose that the selling security holder is an underwriter.  For any selling security holders that are broker-dealers, the prospectus should state that each such security holder is an underwriter.  Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Response:  In response to this comment, we have made appropriate revisions to the Selling Security Holder Table.

SinoCoking Properties, page 78

20.	As appropriate, please continue to update the disclosure relating to Hongli’s option to acquire land use rights.

Edward M. Kelly, Esq.
Securities and Exchange Commission
July 20, 2010

Response:  In response to this comment, we have updated the disclosure relating to Hongli’s option to acquire land use rights, and have added further disclosures about actions relating to land use on page 80 of Amendment No. 1.

Use of Estimates, page 81

21.
We read that “The more significant areas requiring the use of management estimates and assumptions relate to coal reserves that are the basis for future cash flow estimates and units-of-production depletion calculations; asset impairments; valuation allowances for deferred income taxes; reserves for contingencies and litigation and the fair value and accounting treatment of certain financial instruments.”  Given this, please revise your filing to include your critical accounting policies for each of the areas that you deem a more significant area or explain why you have excluded some areas from your current disclosures.

Response: The Company has expanded its explanation of its Use of Estimates critical accounting policy as follows.

Estimate of recoverable coal reserves.  SinoCoking capitalizes its mineral rights at fair value when acquired, including amounts associated with any value beyond proven and probable reserves, and amortized to operations as depletion expense using the units-of-production method over the estimated recoverable coal.  The Hongchang Mine was acquired in 2005 for a book value of $13,102,000 with estimated total recoverable coal of 1,215,000 tons ($10.78 per ton).  If the estimated recoverable coal reserves were to increase or decrease, future depletion expense would decrease or increase accordingly.

Estimate of asset impairment.  The Company evaluates long lived tangible and intangible assets for impairment, at least annually, but more often whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows, in accordance with the Financial Accounting Standard Board’s (FASB’s) accounting guidance regarding “Disposal of Long-Lived Assets”.  Recoverability is measured by comparing the asset’s net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, and market trends.  If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss.  Based on its review, the Company believes that, as of March 31, 2010 and June 30, 2009, there was no impairment of long lived assets.

Edward M. Kelly, Esq.
Securities and Exchange Commission
July 20, 2010

Estimate of valuation allowances for deferred income taxes.  Effective January 1, 2007, the Company adopted FASB’s accounting standard which indicates a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination.  For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.  SinoCoking is incorporated in the United States and has incurred a net operating loss for the nine months ended March 31, 2010, which may be available to reduce future years’ taxable income.  Management believes that the realization of the benefits arising from this loss appears to be uncertain due to the Company’s limited operating history and continuing losses for U.S income tax purposes.  Accordingly, the Company has provided a 100% valuation allowance at March 31, 2010.  The Company’s management reviews this valuation allowance periodically and makes adjustments as necessary.

Estimate of reserves for contingencies and litigation.  From time to time, the Company is involved in legal matters arising in the ordinary course of business.  Management currently is not aware of any legal matters or pending litigation that would have a significant effect on the Company’s consolidated financial statements as of March 31, 2010 and December 31, 2009.

Estimate of the fair value and accounting treatment of certain financial instruments. The Company uses the FASB’s accounting standard regarding fair value of financial instruments and related fair value measurements.  Those accounting standards established a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosures requirements for fair value measures.  The carrying amounts reported in the accompanying consolidated balance sheets for receivables, payables and short term loans qualify as financial instruments are a reasonable estimate of fair value because of the short period of time between the origination of such instruments, their expected realization and, if applicable, the stated rate of interest is equivalent to rates currently available.  The three levels of valuation hierarchy are defined as follows:

Level 1 Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Edward M. Kelly, Esq.
Securities and Exchange Commission
July 20, 2010

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value.

The Company’s warrants are not traded in an active securities market; therefore the Company estimates the fair value of those warrants using the Cox-Ross-Rubinstein binomial model on the issuance dates and March 31, 2010 using the level 3 valuation hierarchy.

Due to the short trading history of the Company’s stock, expected volatility is based primarily on other similar public companies’ historical volatilities, which are traded on United States stock markets.  Historical volatility was computed using daily pricing observations for recent periods that correspond to the term of the warrants.  The Company believes this method produces an estimate that is representative of the Company’s expectations of future volatility over the expected term of these warrants.  The Company currently has no reason to believe future volatility over the expected remaining life of these warrants is likely to differ materially from historical volatility.  The expected life is based on the remaining term of the warrants.  The risk-free interest rate is based on U.S. Treasury securities according to the remaining term of the warrants.

Liquidity and Capital Resources, page 101

22.
Your disclosure on page 7 indicates that you do not currently maintain fire or other property insurance or business interruption or third party liability insurance. Given this, please revise your filing to provide a discussion of any material losses that you have incurred in the past. If there have not been material losses, please indicate that in your filing.  Additionally, please discuss the likelihood and impact that a material loss in this regard may have on your liquidity.

Response:  In response to this comment, we have disclosed on page 110 of Amendment No. 1 that we have suffered from no material losses since inception.  In addition, we have revised our risk factor on page 7 of Amendment No. 1 to expand our discussion of the likelihood and impact that a material loss in this regard may have.

Edward M. Kelly, Esq.
Securities and Exchange Commission
July 20, 2010

Net Cash Provided by Operating Activities, page 102

23.
We note your disclosure that during the second half of fiscal 2009 the payment terms for both suppliers and customers were changed significantly. Please revise your filing to further discuss and quantify the terms you extend to your customers and receive from your vendors. Also include in your discussion the likelihood of further changes and the impact that these changes may have on your liquidity.

Response:  In response to this comment, we have revised our disclosures in the Liquidity and Capital Resources section to further discuss payment terms as suggested.

Capital Resources, page 103

24.	Please revise your filing to quantify the expected capital resources needed to complete the mine acquisitions that you discuss on page 104.

Response:  In response to this comment, we note that the precise amount, or any reasonable estimate, of the amount of capital resources needed to complete the mine acquisitions cannot be determined at this time since negotiations concerning acquisition price and terms are ongoing and have not been finalized.  However, we have revised our disclosures to note that the Company may rely on existing cash, cash flow from operations, bank loans and/or additional equity issuances in order to finance the cash portion of the acquisition consideration.

Executive Compensation, page 109

Employment Agreements, page 113

25.	Please specify the duration or term of each of the employment agreements of Messrs. Jianhua Lv and Zan (“Sam”) Wu.

Response:  We note that the employment agreements between the Company and Messrs. Jianhua Lv and Zan Wu do not specify a term or duration, and each are employed on an at-will basis.  We have revised the prospectus to indicate this.

Security Ownership of Certain Beneficial Holders and Management, page 115

2002 Stock Option Plan for Directors, page 116, 2002 Consultant Stock Plan, page 116: 1999 Stock Option Plan, page 116

26.	Please specify the duration or term of each plan.

Edward M. Kelly, Esq.
Securities and Exchange Commission
July 20, 2010

Response:  In response to this comment, we have inserted a description of the duration or term in the description of each plan on page 122 of Amendment No. 1.

Description of Securities, page 119

27.
We note the statement “This description is only a summary.”  Please revise your disclosure to clarify that the description includes the material features of SinoCoking’s capital stock and the material provisions of SinoCoking’s articles of incorporation and bylaws.

Response:  In response to this comment, we have clarified our disclosure as suggested.

 Consolidated Statement of Operations, page F-29

28.
If you provide updated historical financial statements that reflect the reverse acquisition, please present historical earnings per share disclosures as required by ASC Topic 260-10-50. Otherwise, please present pro forma earnings per share disclosures that retroactively reflect the reverse acquisition here and in your interim financial statements.

Response:  SinoCoking issued 13,117,952 shares common stock to the shareholders of Top Favour (BVI) (accounting acquirer) based on a share exchange ratio of 1311.8:1.  The Consolidated Statement of Operations for the year ended June 30, 2009, 2008 and 2007, and for the three and nine months ended March 31, 2010 and 2009 have reflected those shares in its calculation of earnings per share. We also added basic and diluted earnings per share on the Consolidated Statement of Operations and the Notes to the financial statements for all reported periods.

Note 2 - Summary of Significant Accounting Policies, page F-33

29.
We note your disclosure on page 5 indicating that your operations are extensively regulated by the PRC government, including areas such as rehabilitation of mining sites after mining is completed.  Given this, please revise your financial statements to include your policy for accounting for such remediation costs.  In your response please reference the authoritative literature you relied on to support your conclusions.

Edward M. Kelly, Esq.
Securities and Exchange Commission
July 20, 2010

Response:  In May 2009, the Henan Bureau of Finance and Bureau of Land and Resources issued regulations concerning “Mine Environment Control and Environment Recovery” (“Mine Recovery Regulation”) which requires mining companies to file an Evaluation Report Regarding Mining Environmental Impact (“Evaluation Report”) before December 31, 2010. The corresponding authorities will determine whether to approve the Evaluation Report after performing an on-site investigation, and the asset retirement obligation will be determined by the authorities based on the approved filing.

In accordance with guidance under ASC Topic 410-20 “Asset Retirement Obligation”, the Company did not record such obligation at March 31, 2010 and June 30, 2009 because the Company did not have sufficient information to reasonably estimate the fair value of an asset retirement obligation at the time the obligation was incurred.

First, the range of time over which the Company may settle the obligation is unknown and cannot be reasonably estimated.  In addition, the settlement method for the obligation cannot be reasonably estimated.  The amount of the obligation to be determined by the relevant government authorities is affected by several factors, such as the extent of remediation required in and around the mining area, the methods to be used to remediate the mining site, and government grants which may or may not be credited to mining companies undergoing mine remediation.

In April 2010, the Company was informed by the Baofeng County Bureau of Land and Resources to pay RMB 50,000 (approximately USD $7,300) as a deposit for such asset retirement obligation covering May 2009 (effective date of Mine recovery regulation) through December 31, 2010.  Due to the immaterial amount, the Company did not accrue the $7,300 Asset Retirement Obligations.

The Company will recognize the liability in the period in which sufficient information is available to reasonably estimate its fair value.

The Company has added the accounting policy of asset retirement cost obligation in Note 2.

Note 2 - Summary of Significant Accounting Policies – Intangible Mineral Rights, Net, page F-37

30.
Please revise your disclosure to clarify whether there is another way your coal reserves are controlled other than direct ownership.  If there is no means other than direct ownership, please revise your filing to remove the word “either.”

Response:  There is no means other than direct ownership, and thus the word “either” has been removed in this disclosure on page F-43 of Amendment No. 1.

Undertakings, page II-4

31.	The undertakings under (5) are inapplicable to this offering since it is not a primary offering. Please delete them.

Response:  In response to this comment, we have deleted the undertakings under (5).

Edward M. Kelly, Esq.
Securities and Exchange Commission
July 20, 2010

32.	Please file as an exhibit to the registration statement an opinion of counsel on the legality of the securities being registered for resale by the selling security holders.

See item 601(b)(5) of Regulation S-K.  Please also file as an exhibit to the registration statement counsel’s consent. The consent may be included in the legal opinion.  Additionally, include a legal matters section in the prospectus in which you name counsel giving the legal opinion and provide counsel’s address. See Rule 436 of Regulation C under the Securities Act. See also paragraph 26 of Schedule A to the Securities Act.

Response:  In response to this comment, we have included as an exhibit to Amendment No. 1 of the S-1, the requisite opinion of counsel on the legality of the securities being registered for resale by the selling security holders, as well as a written consent of counsel.  We have also added a Legal matters section as indicated.

March 31, 2010 10-Q

Facing Page

33.
Although SinoCoking indicates here and in its current reports on Form 8-K filed to date in 2010 that its Commission file number is 0-28179, the EDGAR system reflects that SinoCoking’s Commission file number is 1-15931. Please revise in future filings.

Response:  In response to this comment, the Company will undertake to revise the Commission file number in future filings.

Note 2 - Summary of Significant Accounting Policies - Principles of Consolidation, page 9

34.
Please further explain to us the types and value of assets that have been excluded from the consolidated balance sheet which relate to obligations of Hongli.  Additionally, please tell us whether any obligations have been excluded from the consolidated balance sheet.

Response:  There were no obligations that have been excluded from the consolidated balance sheet, and neither have any assets been excluded from the consolidated balance sheet related to obligations of Hongli.  The Company has deleted the following sentence from the Note 2 – “The Company’s consolidated assets do not include any collateral for Hongli’s obligations. The creditors of Hongli do not have recourse against Top Favour (BVI) and Hongyuan.”

Edward M. Kelly, Esq.
Securities and Exchange Commission
July 20, 2010

35.
We note your disclosure in note 9 on page 21 which indicates that you have made prepayments of $18 million related to the new coking factory.  Please tell us what consideration you gave to including these amounts as construction in progress within property, plant, and equipment on your balance sheet.

Response:  The Company made prepayments to purchase equipment and obtain services in connection with its new coking facility. The prepayment amounts will not be transferred to fixed assets or construction-in-progress until such equipment is received or such services are provided.

Prepayments of $18 million are related to construction of the new coking factory and mining tunnel.  The Company began work on the new coking facility in March 2010, and the amount of progress on this project was not material as of March 31, 2010.  The Company will include part of its prepayments for construction-in-progress in its consolidated financial statements as of June 30, 2010 to reflect construction in progress as of such date.  The following is a breakdown of the $18 million in prepayments:

●
Prepayment made to a contractor for preparatory work on construction for the new coking facility: $5.2 million.   The Company made a prepayment to a contractor for preparatory work on construction, such as the connection of electricity and water supply lines, road paving, stripping of the site for excavation, and excavation for foundation work.  The project commenced in March 2010, however, no material progress had been made as of March 31, 2010.

●
Prepayment made to a contractor for construction of buildings relating to the new coking facility: $4.5 million.   The Company made a prepayment for the construction of buildings relating to the new coking facility.  Contractors will commence construction of buildings after the completion of the preparatory work, which was in progress as of March 31, 2010.  Accordingly, the amount was recorded as prepayments.

●
 Prepayment for equipment: $7.5 million.   The Company made prepayments for equipment to be installed into the new coking facility.  Equipment is not expected to be delivered until construction of the buildings is complete, which is anticipated in 2011.  Accordingly, this amount was recorded under “prepayment for construction”.

Edward M. Kelly, Esq.
Securities and Exchange Commission
July 20, 2010

●	Prepayment to a contractor for mining tunnel construction: $1.2 million. The Company made a prepayment for mining tunnel construction work, which began in April 2010.

Capital Expenditures

36.
Your capital expenditures increased significantly period over period.  Please provide a more detailed discussion regarding the reasons for this increase and whether this level of capital expenditure can be expected in future periods.

Response:  In response to this comment, we have included a more detailed discussion explaining the reasons for the increase in capital expenditures, including a statement regarding anticipated capital expenditures in future periods.

Remediation of Material Weaknesses in Internal Control over Financial Reporting, page 49

37.
We note the statements “Management including our chief executive officer and our chief financial officer, does not expect that our disclosure controls and internal controls will prevent errors and omissions, even as the same are improved to address any deficiencies and/or weaknesses. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.”  Revise in future filings to state clearly, if true, that SinoCoking’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that its principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective at that reasonable assurance level.  Alternatively, remove the statements from future filings. See Section II.F.4 of Release No. 33-8238.

Response:  In response to this comment, we will revise or delete the applicable statement as suggested in future filings.

Changes in Internal Control over Financial Reporting, page 50

38.
We note the statement “Except for the remedial actions being taken as described above, there were no changes in our internal control over financial reporting. . . during the quarter ended March 31, 2010. . .”  Revise in future filings to state clearly, if correct, that there were changes in SinoCoking’s internal control over financial reporting that occurred during the period that have materially affected or are reasonably likely to affect materially SinoCoking’s internal control over financial reporting.

Response:  In response to this comment, we will undertake to state clearly, if applicable, that there were changes in SinoCoking’s internal controls over financial reporting that occurred during the applicable period that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

RICHARDSON & PATEL, LLP

By:	/s/ Dominador Tolentino
Dominador Tolentino, Esq.